

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 18, 2017

Via E-mail
Sun Kui
President
Shemn Corp.
Baiyun District, Fuli Taiyuan A9, 904
Guagnzhou, China 510165

  Re: **Shemn Corp.**
      Amendment No. 2 to Registration Statement on Form S-1
      Filed April 12, 2017
      File No. 333-216465

Dear Mr. Kui:

  We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2017 letter.

<u>Use of Proceeds, page 16</u>

1. We note your disclosure that "Mr. Kui will note be reimbursed for the $7,000 registration costs form the proceeds of this offering." We also note disclosure in the Use of Proceeds table and dilution discussion that the registration costs of $7,000 will be paid from the proceeds of the offering. Please revise to present consistent disclosure or clarify how the registration costs will be paid.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: Joseph Lacome, Esq.